April 25, 2005

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ohio Legacy Corp
Form 10-KSB filed March 22, 2005
Form 10-KSB filed April 5, 2005
File No. 0-31673

Dear Mr. Nolan:

This correspondence is provided in response to your comment letter dated April 20, 2005, and delivered to us via facsimile on that date. In that letter, you requested supplemental information related to Note 2 – Securities on Page 11 of Ohio Legacy Corp’s 2004 Annual Report to Shareholders, which was filed with the Securities and Exchange Commission (Commission) as Exhibit 13 to the Company’s 10-KSB/A for the year ended December 31, 2004. Your comment related to two issues.

Issue 1 – “We note that as of December 31, 2004, you have available for sale securities with a fair value of approximately $11 million and unrealized losses of more than one year of $244,000. Please supplementally confirm to us whether you have both the intent and ability to retain these securities until the unrealized losses are recovered.”

Response to Issue 1, with regard to ability – At December 31, 2004, the Company had the ability to hold these securities until the unrealized losses are recovered, which might be maturity, based on reasonably foreseeable liquidity and capital demands and its growth strategy at that date.

Response to Issue 1, with regard to intent – When these securities were acquired, management did not have the intent to hold these securities to maturity. However, the absence of intent to hold these securities to maturity at the time of acquisition should not be misconstrued as management’s unwillingness to hold these securities to maturity. The securities in question were not acquired principally for the purpose of selling them in the near term. As a result, they were classified as available for sale under applicable accounting guidance effective at the time of acquisition.

At December 31, 2004, management did not intend to sell securities at a loss (i.e., prior to a reasonable period of time sufficient for a forecasted recovery of fair value up to or beyond the cost of the investment, which may be maturity). Management’s projections of asset growth and liquidity and capital requirements through fiscal year 2005 do not rely on the sale of these investments to provide funding necessary to meet working capital or regulatory obligations. However, management recognizes its responsibility to stakeholders, including employees and shareholders, to invest capital and assets efficiently and in a manner which provides the best comparative return to those stakeholders. The sale of any security at a realized loss is not an unforeseeable event if, given the facts and circumstances at the time, such a sale was the vehicle through which management could provide the highest return to stakeholders, relative to other alternatives.

Issue 2 – “Please also tell us whether you held any perpetual preferred stock of Fannie Mae and/or Freddie Mac as part of your U.S. Government-sponsored enterprises…”

Response to Issue 2 – At December 31, 2004, the Company did not hold perpetual preferred stock of Fannie Mae and/or Freddie Mac.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at 330-263-1989.

Regards,

Eric S. Nadeau

Chief Financial Officer and Treasurer

Ohio Legacy Corp